OMV Investor News

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PROCESSED
JAN 16 2009
THOMSON REUTERS

RECEIVED
2009 JAN 12 A

December 22, 2008

OMV and RWE to jointly own "Caspian Energy Company Ltd"

SUPPL

- **Aim is to examine and develop a pipeline link for gas supplies from the Caspian region to Turkey and Europe**
- **Ready to include qualified partners**
- **Company subject to the approval of competition authorities**

OMV Gas & Power GmbH, Vienna, and RWE Supply & Trading GmbH, Essen, are to jointly own the "Caspian Energy Company Ltd." (CEC), which has been newly established in London.

The company has been set up in order to explore comprehensive infrastructure solutions that will link the vast gas resources of the Caspian region to Europe. The joint ownership of CEC by both OMV and RWE is subject to approval by the relevant competition authorities. Once approval is granted, OMV and RWE will hold equal shares of CEC. Further qualified parties will be invited to participate in the company at a later stage.

The CEC will in the course of 2009 commence a detailed analysis into gas transport infrastructure options that could provide Europe with access to natural gas from the Eastern side of the Caspian Sea. Based on the study's outcome, the CEC will then enter into the development, construction, ownership and operation of gas transport systems across the Caspian Sea. The respective gas could then be fed into the existing "South Caucasus Gas Pipeline" or other newly built pipelines and from there on into Turkey and the "Nabucco Gas Pipeline", which will form the backbone of this "Southern Gas Corridor".

<u>**Background information:**</u>

OMV Gas & Power GmbH

OMV Gas & Power is OMV's central company for the gas- and power business. OMV Gas & Power with the business units Gas Supply, Marketing & Trading (with the subsidiaries EconGas and Petrom's gas activities), Gas Logistics (with the subsidiaries OMV Gas, Nabucco Gas Pipeline International, Adria LNG, Gate terminal in Rotterdam) and the Central European Gas Hub is one of the leading gas trading and logistics companies in Central Europe. The establishment of the newly set up business unit Power (with the subsidiary OMV Power International) is a result from the entry into the power business and the consequent expansion of the value chain.

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